April 14, 2011	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com

VIA FACSIMILE (202) 772-9291
AND EDGAR FILING

Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 4720
Washington, DC 20549

Re:	Bioanalytical Systems, Inc. Registration Statement on Form S-1 filed on February 28, 2011 Amendment No. 1 filed on March 14, 2011 File No. 333-172508

Dear Mr. Krug:

On behalf of Bioanalytical Systems, Inc. (the "Company") and pursuant to our recent telephone conversation, enclosed for your review are draft pages reflecting the Company's intended revisions to its Registration Statement on Form S-1 (Registration No. 333-172508) (the "Registration Statement") that have been marked to show changes against the version filed with the Commission on March 14, 2011.  Please note, these pages are in draft form and have not been filed with the Commission through its EDGAR system.

The enclosed pages reflect the proposed responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated March 16, 2011, relating to the Registration Statement.  Also, as we discussed, the enclosed pages include additional disclosure regarding the anticipated timing of the securities being offered, including the possibility that the Company would have the option to pay dividends on the Series A preferred shares using common shares included in this Registration Statement and valued for that purpose based on the market price of the common shares at the time of payment.  Finally, please note, the disclosure on the cover page of the prospectus has been revised to reflect that the anticipated range of the conversion price of the Series A Preferred Shares and the exercise price of the Warrants will be provided in the next amendment filed, but the Company does not intend to complete the dilution and capitalization tables depicting calculations based on the midpoint of the range in the amendment and will instead complete such tables at the time the prospectus is filed pursuant to rules 424(b) and 430A.

Mr. John L. Krug
April 14, 2011

Thank you in advance for your guidance and I look forward to hearing from you regarding the disclosure in the revised draft.

Very truly yours,
ICE MILLER LLP
/s/ Stephen J. Hackman
Stephen J. Hackman

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Enclosure

As filed with the Securities and Exchange Commission on ~~March 14,~~April __, 2011
                                                                           Registration No. 333-172508
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. ~~1~~2 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BIOANALYTICAL SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Indiana	8731	35-1345024
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2701 Kent Avenue
West Lafayette, Indiana 47906
Phone: (765) 463-4527

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Cox
Vice President-Finance, Chief Financial and Administrative Officer and Treasurer
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906
Phone: (765) 463-4527

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Stephen J. Hackman, Esq. Ice Miller LLP One American Square, Suite 2900 Indianapolis, Indiana 46282-0200 Phone: (317) 236-2289

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                      Accelerated filer ☐                                           Non-accelerated filer ☐ (Do not check if a smaller reporting company)Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
6% Series A convertible preferred shares		$—		$—
Common shares issuable upon conversion of 6%Series A convertible preferred shares(2)		$—		$—
Common shares issuable in lieu of cash payment of dividends on the 6% Series A convertible preferred shares	$	__	$	__
Warrants to purchase common shares(2)		$—		$—
Common shares issuable upon exercise of warrants		$—		$—
Total	$	~~5,000,000~~5,900,000		$581

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated ~~March 14,~~April __, 2011

Bioanalytical Systems, Inc.

5,000 6% Series A Convertible Preferred Shares
(and _____ Common Shares underlying the 6% Series A Convertible Preferred Shares)
_____ Warrants
(and _____ Common Shares underlying the Warrants)

We are offering up to 5,000 6% Series A convertible preferred shares (the “Series A preferred shares”) and warrants to purchase up to _____ common shares to purchasers in this offering. We are also offering up to _____ of our common shares issuable upon conversion of the Series A preferred shares and _____ of our common shares issuable upon exercise of the warrants. The Series A preferred shares and warrants will be sold in units for a purchase price equal to $1,000 per unit. Each unit will consist of (1) one Series A preferred share which is convertible into ___ of our common shares at a conversion price of $_.__ per common share, (2) one Class A Warrant to purchase ___ of our common shares, exercisable at any time after the closing date at an exercise price of $_.__ per common share and (3) one Class B Warrant to purchase ___ of our common shares, exercisable at any time after the closing date at an exercise price of $_.__ per common share. The conversion price of the Series A preferred shares and the exercise prices for the warrants will depend upon market conditions and will be determined by our Board of directors after consulting with the placement agent for this offering.  The conversion price of the Series A preferred shares and the exercise price of the Warrants are expected to be between ___% and ___% of the volume weighted average price of the common shares for the [20] trading days prior to the date of pricing, which is anticipated to be on or about April __, 2011.

The Series A preferred shares will ~~not~~ have a stated dividend rate of 6% per annum, ~~but will participate in any dividends payable upon~~ payable quarterly in cash or, at our election and subject to certain conditions described in this prospectus, in our common shares ~~on an “as-converted” basis~~.  The conversion of the Series A preferred shares and the exercise of the warrants are subject to certain ownership limitations described in this prospectus.  If certain conditions described in the prospectus are met, we may, at our option, redeem the Series A preferred shares for cash or require the holders to convert the Series A preferred shares into common shares.  For a more detailed description of the Series A preferred shares, the warrants, and our common shares, see the section entitled “Description of Securities” beginning on page 12 of this prospectus.

Our common shares are quoted on the NASDAQ Capital Market under the symbol “BASI.” The last reported sale price of our common shares on ~~March 11, 2011 was $1.94 per share.~~April __, 2011 was $______ per share.  There is no established public trading market for the Series A preferred shares or the warrants being sold in this offering and we do not expect a market to develop.

We have retained Ladenburg Thalmann & Co. Inc. (the “Placement Agent”) to act as our exclusive Placement Agent in connection with this offering and to use its “best efforts” to solicit offers to purchase the units. We intend to enter into a Placement Agent agreement with the Placement Agent, relating to the units offered by this prospectus.  The Placement Agent is not purchasing or selling any of our units pursuant to this prospectus, nor are we requiring any minimum purchase or sale of any specific number of units. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual public offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth below. See “Plan of Distribution” beginning on page 17 of this prospectus for more information regarding this arrangement.

           Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for more information.
	Per Unit	Total
Public offering price	$-	$-
Placement Agent fees (1)	$-
Proceeds, before expenses, to us (2)	$-

(1) For the purpose of estimating the Placement Agent’s fees, we have assumed that they will receive their maximum commission on all sales made in the offering.  The Placement Agent will also be entitled to reimbursement of expenses up to a maximum of 1.2% of the gross proceeds raised in the offering, but in no event more than $60,000, and will receive common shares equal to 2% of the gross proceeds divided by _____ and warrants to purchase 2% of the aggregate number of our common shares underlying the Series A preferred shares sold in this offering.
(2) We estimate total expenses of this offering, excluding the Placement Agent’s fees, will be approximately $______.  For information concerning our obligation to reimburse the Placement Agent for certain of its expenses see “Plan of Distribution” beginning on page 14 of this prospectus.

This offering expires on the earlier of (i) the date upon which all of the units being offered have been sold, or (ii) _____, 2011.  We expect that delivery of the units being offered pursuant to this prospectus will be made to purchasers on or about ______, 2011.  In either event, the offering may be closed without further notice to you.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

LADENBURG THALMANN & CO. INC.

The date of this prospectus is ______, 2011.

The Offering

Our common shares are traded on the NASDAQ Capital Market under the symbol “BASI”. On ~~March 11,~~April __, 2011, the last sale price of our common shares as reported on the NASDAQ Capital Market was $~~1.94~~____ per share.

Issuer	Bioanalytical Systems, Inc.

Units
Each unit consists of (1) one Series A convertible preferred share which is convertible into ___ ~~of our~~ common shares; (2) one Class A Warrant to purchase ___ of our common shares; and (2~~3~~) one Class B Warrant to purchase ___ of our common shares.

Unit Price	$1,000 per unit.

Series A preferred shares
Each unit includes one Series A preferred share.  Each Series A preferred share is convertible at the option of the holder into ___ of our common shares, has a stated value and liquidation preference of $1,000 per share, and is redeemable at the option of the Company so long as certain conditions described in this prospectus are met.  The Company also has the right to require the holders to convert the Series A preferred shares in certain circumstances described in this prospectus.  Until April __, 2014, ~~T~~the Series A preferred shares will ~~not~~ have a stated dividend rate of 6% per annum, payable quarterly in cash or, subject to certain conditions, in common shares or a combination of cash and common shares, at our election.  After April __, 2014, the Series A preferred shares~~but~~ will participate in any dividends payable upon our common shares on an "as-converted" basis.  The Series A preferred shares will not have voting rights, except as may be provided by Indiana law.  See the section entitled "Description of Series A Preferred Shares" beginning on page 13 of this prospectus.

Conversion Price of Series A preferred shares	$_.__ per share, subject to adjustment as described in this prospectus. See the section entitled "Description of Series A Preferred Shares" beginning on page 13 of this prospectus.

Common shares underlying Series A
preferred shares ~~included in units~~
Based on the conversion price of $_.__ per share, each Series A preferred share is convertible into ___ of our common shares and all ~~___~~5,000 Series A preferred shares offered hereby would be converted into ___~~_~~ of our common shares.

Class A Warrant terms
Each unit includes a Class A Warrant to purchase ___ of our common shares, which equals __% of the common shares underlying each Series A preferred share.  Class A Warrants will entitle the holder to purchase common shares for an exercise price equal to $_.__ per share, subject to adjustment as described in this prospectus.  Class A Warrants are exercisable immediately after the date of issuance and expire five years after the date of issuance.  See the section entitled ~~“~~"Description of Warrants~~”~~   " beginning on page 14 of this prospectus.

Class B Warrant terms
Each unit includes a Class B Warrant to purchase ___ of our common shares, which equals __% of the common shares underlying each Series A preferred share.  Class B Warrants will entitle the holder to purchase common shares for an exercise price equal to $_.__, per share subject to adjustment as described in this prospectus.  Class B Warrants are exercisable immediately after the date of issuance and expire one year after the date of issuance.  See the section entitled "Description of Warrants" beginning on page 14 of this prospectus.

Common shares outstanding before this offering	Approximately 4,915,318 shares.

Common shares to be outstanding after
this offering including common shares
underlying Series A ~~preferred shares~~Preferred Shares
included in ~~units~~ Units	Approximately _____~~_~~ shares, excluding shares issuable upon exercise of the warrants.

Use of Proceeds
Assuming all units are sold, we estimate that the net proceeds to us from this offering will be approximately $__ million.  We intend to use the net proceeds from this offering for the purchase of laboratory equipment, working capital and general corporate purposes.  See "Use of Proceeds."

Limitations on Exercise or Conversion
Notwithstanding anything herein to the contrary, the Company will not permit the conversion of the preferred shares or exercise of the warrants of any holder, if after such conversion or exercise such holder would beneficially own more than 4.99% ~~of the~~(or 9.99% as elected by the holder pursuant to the terms of the Series A preferred shares or the warrants, as applicable) of the common shares then outstanding.

Risk Factors
You should carefully read and consider the information set forth under "Risk Factors," together with all of the other information set forth in this prospectus, before deciding to invest in ~~shares~~the units offered by this prospectus.

                                             ~~of our common stock.~~
The number of common shares outstanding before and after the offering is based on 4,915,318 shares outstanding as of ~~March 11,~~April __, 2011 and excludes:

•           691,500 common shares issuable upon exercise of options with a weighted average exercise price of $2.64 per share;

•           1,000 common shares reserved for future grants and awards under our equity incentive plans; and

•           _____ common shares issuable upon exercise of warrants to be issued in connection with this offering.

Series A conversion price	$ -
Net tangible book value per share as of December 31, 2010	$ -
Increase per share attributable to this offering	$ -
As adjusted tangible book value per share after this offering	$ -
Dilution per share to new investors in this offering	$ -

The number of common shares outstanding used for existing shareholders in the table and calculations above is based on 4,915,318 shares outstanding as of December 31, 2010 and excludes:

•	689,500 common shares issuable upon the exercise of options outstanding at December 31, 2010 with a weighted average exercise price of $2.63 per share; and
•	3,000 common shares reserved for future grants and awards under our equity incentive plans as of December 31, 2010.

Dividend Policy

We have not declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends~~, if any~~ on our common shares, if any.  The Series A preferred shares included in this offering have a stated dividend rate of 6% per annum as described in the section “Description of Securities”.

Capitalization

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis; and

•
on a pro forma basis to reflect the sale of 5,000 Series A preferred shares in this offering and assuming the conversion of all the Series A preferred shares sold in the offering (and excluding common shares issuable upon exercise of warrants), after deducting the Placement Agent’s fees and other estimated offering related expenses payable by us.

The offering does not specify any minimum purchase or sale of any specific number of units. As a result, our actual total capitalization following completion of the offering may be significantly less than the “as adjusted” total capitalization reflected in the below table.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus.

	(Unaudited) December 31, 2010
	Actual	Pro forma

Cash and cash equivalents	$1,238
Shareholders' equity:
Preferred shares, 1,000,000 shares authorized,
none issued and outstanding at December 31, 2010 and as adjusted	-
Common shares, no par value, 19,000,000 shares authorized,
4,915,318 issued and outstanding as of December 31, 2010; issued and outstanding as adjusted	1,191
Additional paid-in capital	13,412
Accumulated deficit	(3,671)
Accumulated other comprehensive income	84
Total shareholders' equity	11,016	-
Total capitalization	$12,254	$-

Our Second Amended and Restated Articles of Incorporation authorize 1,000,000 preferred shares. Our board of directors is authorized, without further shareholder action, to establish various series of preferred shares from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares. Although there is no current intent to do so, our board of directors may, without shareholder approval, issue an additional class or series of preferred shares with voting and conversion rights which could adversely affect the voting power of the holders of the common shares or the Series A preferred shares, except as prohibited by the certificate of designation of preferences, rights and limitations of Series A preferred shares. As of the date of this prospectus, there were no preferred shares designated or outstanding.

In connection with the completion of this offering, we expect our Board of Directors to adopt resolutions which would authorize 5,000 shares of a new class of shares designated 6% Series A Convertible Preferred Shares (the “Series A preferred shares”). The material terms and provisions of the Series A preferred shares are summarized below. For the complete terms of the Series A preferred shares, you should refer to the form certificate of designation of preferences, rights and limitations of 6% Series A convertible preferred shares which is filed as an exhibit to the registration statement of which this prospectus is a part.

           ~~Liquidation Preference~~

~~The Series A preferred shares would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common shares, (2) senior to any series of preferred shares ranked junior to the Series A preferred shares, and (3) junior to all existing and future indebtedness of the Company.~~

           Voting Rights

Except as required by law, holders of the Series A preferred shares will not have rights to vote on any matters, questions or proceedings, including the election of directors. However, as long as any Series A preferred shares are outstanding, we will not, without the affirmative vote of the holders of 50.1% or more of the then outstanding Series A preferred shares, (1) alter or change adversely the powers, preferences or rights given to the Series A preferred shares or alter or amend the certificate of designation, (2) authorize or create any class of shares ranking as to dividends, redemption or distribution of assets upon liquidation senior to, or otherwise pari passu with, the Series A preferred shares, (3) amend our articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A preferred shares, (4) increase the number of authorized Series A preferred shares, or (5) enter into any agreement with respect to any of the foregoing.

           Indiana Law

Notwithstanding certain protections in the certificate of designation for holders of Series A preferred shares, Indiana law also provides holders of preferred shares with certain rights. The holders of the outstanding Series A preferred shares will be entitled to vote as a class upon a proposed amendment to the articles of incorporation if the amendment would:

increase or decrease the aggregate number of authorized shares of the class;
effect an exchange or reclassification of all or part of the shares of the class into shares of another class;
effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class;
change the designation, rights, preferences, or limitations of all or part of the shares of the class;
change the shares of all or part of the class into a different number of shares of the same class;
create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class;

limit or deny an existing preemptive right of all or part of the shares of the class; or
cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

           Redemption

We will have the right to redeem the Series A preferred shares for a cash payment equal to ___% of the stated value of the Series A preferred shares, ~~subject to certain conditions, as set forth in the certificate of designation~~if the volume weighted average price of our common shares for each of any period of 20 consecutive trading days beginning after the original issue date exceeds 200% of the then effective conversion price.  If the optional redemption occurs prior to the three year anniversary of the original issue date, our right to redeem the Series A preferred shares will be subject to the following conditions, referred to as "Equity Conditions": (a) the Company must have timely honored all previously requested or required conversions, if any, (b) the Company must have paid all liquidated damages and other amounts owning to the applicable holder in respect of Series A preferred shares, (c)(i) there must be an effective registration statement pursuant to which the Company may issue conversion shares (and, as applicable, common shares issued in satisfaction of any required make-whole payment (described below) and in lieu of cash payment of dividends) or (ii) with respect to conversions that occur after April __, 2014, all of the conversion shares may be issued to the holder pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and immediately resold without restriction, (d) the Company's common shares must be trading on a "trading market" (as defined in the Certificate of Designation) and all of the common shares issuable pursuant to the terms of the Series A preferred shares and the warrants must be listed or quoted for trading on such trading market (and the Company must believe, in good faith, that trading of the common shares on a trading market will continue uninterrupted for the foreseeable future), (e) there must be a sufficient number of authorized, but unissued and otherwise unreserved, common shares for the issuance of all of the common shares then issuable pursuant to this offering, (f) the issuance of the shares in question to the applicable holder would not violate the beneficial ownership limitations described below, (g) there must not have been a public announcement of a pending or proposed "fundamental transaction" (as defined in the Certificate of Designation) or change of control transaction that has not been consummated, (h) the applicable shareholder must not be in possession of any information provided by the Company that constitutes, or may constitute, material non-public information, and (i) the average daily trading volume for a period of 20 consecutive trading days prior to the applicable date in question must exceed 20,000 shares per trading day (subject to adjustment for forward and reverse share splits, dividends, and the like); provided that clause (g) will not apply after the three-year anniversary of the original issue date of the Series A preferred shares.  Holders of Series A preferred shares will receive ~~30~~20 trading days prior notice of any redemption and will have the ability to convert the Series A preferred shares into common shares during this notice period, subject to the limitation on conversion described below.  There are no restrictions on the repurchase or redemption of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.
~~.~~

           Conversion

Subject to certain ownership limitations as described below, the Series A preferred shares are convertible at any time at the option of the holder into our common shares at a conversion ratio determined by dividing the stated value of the Series A preferred shares (or $1,000) by a conversion price of $_.__ per share. Accordingly, each Series A preferred share is convertible into ___ common shares. The conversion price is subject to adjustment in the case of share splits, share dividends, combinations of shares and similar recapitalization transactions.

If the volume weighted average price for 20 trading days during any consecutive 30 trading day period beginning after the original issue date (a "Threshold Period"), exceeds 200% of the then effective conversion price, the Company may deliver a written notice to all holders of Series A preferred shares requiring each holder to convert all or part of such holder's Series A preferred shares plus all accrued but unpaid dividends thereon and all liquidated damages and other amounts due in respect of the Series A preferred shares, into common shares at the then current conversion ratio.  The Company may not deliver a forced conversion notice, and such notice shall not be effective if delivered, unless all of the Equity Conditions have been met on each of at least 20 trading days during the applicable Threshold Period and through the trading day after the date that conversion shares issuable pursuant to a forced conversion are actually delivered to the holders pursuant to a forced conversion notice.  Any forced conversion notice shall be applied ratably to all of the holders of Series A preferred shares based on each holder's initial purchases of Series A preferred shares, provided that any voluntary conversions by a holder shall be applied against such holder's pro rata allocation, thereby decreasing the aggregate amount forcibly converted if less than all of the Series A preferred shares are forcibly converted.

Subject to limited exceptions, a holder of Series A preferred shares will not have the right to convert, and the Company will not have the right to force such holder to convert, any portion of its Series A preferred shares if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% as elected by the holder pursuant to the terms of the certificate of designation) of the number of our common shares outstanding immediately after giving effect to its conversion.

           Dividends and Make-Whole Payment

~~The~~Until April __, 2014, each holder of the Series A preferred shares ~~are~~is entitled to receive dividends ~~(on an “~~at the rate of 6% per annum of the stated value for each preferred share held by such holder payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the original issue date, and on each conversion date for a period of three years.  Except in limited circumstances (including a failure to meet the Equity Conditions), we can elect to pay the dividends in cash or in duly authorized, validly issued, fully paid and non-assessable common shares, or a combination thereof.  If the Equity Conditions are not met, we must pay the dividends in cash.  If the Equity Conditions have been met and we choose to pay the dividends in common shares, the common shares used to pay the dividends will be valued at 90% of the average volume weighted average price for the 20 consecutive trading days ending on the trading day immediately prior to the applicable dividend payment date.  From and after April __, 2014, each holder of Series A preferred shares will be entitled to receive dividends equal, on an as -if-converted to common shares~~”~~ basis~~)~~, to and in the same form as dividends actually paid on ~~our common shares. No other dividends will be paid on~~common shares when, as, and if such dividends are paid on common shares.

In the event a holder converts his, her or its Series A preferred shares prior to April __, 2014, we must also pay to the holder in cash, or at our option, subject to satisfaction of the Equity Conditions, in common shares valued as described above, or a combination of cash and common shares, with respect to the Series A preferred shares so converted, an amount equal to $180 per $1,000 of the stated value of the Series A preferred shares, less the amount of any dividends paid in cash or in common shares on such Series A preferred shares before the date of conversion.

           Liquidation

~~Upon~~The Series A preferred shares would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common shares, (2) senior to any series of preferred shares ranked junior to the Series A preferred shares, and (3) junior to all existing and future indebtedness of the Company.  Further, upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, and before any distribution or payment is made to the holders of any junior securities, the holders of Series A preferred shares shall first be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount equal to $1,000 per share, after which any remaining assets of the Company shall be distributed among the holders of the other classes or series of shares in accordance with the Company’s articles of incorporation.

Description of Warrants

The material terms and provisions of the warrants being offered pursuant to this prospectus are summarized below. However, this summary of some provisions of the warrants is not complete. For the complete terms of the warrants, you should refer to the form of the warrants filed as exhibits to the registration statement of which this prospectus is a part.

Each unit includes one Class A Warrant to purchase ___ common shares and one Class B Warrant to purchase ___ common shares. Class A Warrants will entitle the holder to purchase common shares for an exercise price equal to $_.__ per share. Subject to certain limitations as described below the Class A Warrants are exercisable at the option of the holder beginning immediately after the date of issuance and will expire and ~~be required to be forfeited~~entitle the holder to a cashless exercise on the fifth anniversary following the date of issuance.

Class B Warrants will entitle the holder to purchase common shares for an exercise price equal to $_.__ per share. Subject to certain limitations as described below, the Class B Warrants are exercisable at the option of the holder immediately after the date of issuance and will expire and ~~be required to be forfeited~~entitle the holder to a cashless exercise one year following the date of issuance.

Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% as elected by the holder pursuant to the terms of the warrant) of the number of our common shares outstanding immediately after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, share dividends, share splits, share combinations, reclassifications, reorganizations or similar events affecting our common shares, and also upon any distributions of assets, including cash, shares or other property to our shareholders. The warrant holders must pay the exercise price in cash upon exercise of the warrants unless such holders are utilizing the cashless exercise provisions of the warrants. After the close of business on the applicable expiration date, unexercised warrants will become void.

In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding common shares, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the warrants.

Upon a holder’s exercise of a warrant, we will issue the common shares issuable upon exercise of the warrant within three business days following our receipt of notice of exercise and payment of the exercise price, subject to surrender of the warrant.

Prior to the exercise of any warrants to purchase common shares, holders of the warrants will not have any of the rights of holders of the common shares purchasable upon exercise, including the right to vote or to receive any payments of dividends on the common shares purchasable upon exercise.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

           Control Share Acquisitions

Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

one-fifth or more but less than one-third;

one-third or more but less than a majority; or

a majority or more.

A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, which means, in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

Our second amended and restated articles of incorporation and second amended and restated bylaws provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers and employees against liability and reasonable expenses that may be incurred by them in connection with proceedings in which they are made a party by reason of their relationship to the company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Market for Registrant’s Common Equity and Related Shareholder Matters

Market Information

The following table sets forth the quarterly high and low sales price per share of our common shares for the last two fiscal years and for the first and second quarters of fiscal 2011.

	High	Low
Fiscal Year Ended September 30, 2009
First Quarter ………………………...	$5.13	$1.00
Second Quarter ……………………..	1.82	0.60
Third Quarter ……………………….	1.81	0.70
Fourth Quarter ……………………...	1.15	0.60

Fiscal Year Ended September 30, 2010
First Quarter ………………………..	$2.42	$0.81
Second Quarter …………………….	1.42	0.65
Third Quarter ………………………	1.50	0.74
Fourth Quarter ……………………...	1.22	0.77

Fiscal Year Ended September 30, 2011
First Quarter ………………………...	$3.98	$0.84
Second Quarter………………………	$3.00	$1.74
~~Second~~Third Quarter (through ~~March 11,~~April __, 2011)…	$3.00	$1.80

Shareholders

Our transfer agent is Computershare Ltd.  On ~~March 11,~~April __, 2011, the last reported sale price of our common shares on The NASDAQ Capital Market was $~~1.94~~_____ per share.  On February 28, 2011, there were approximately 2,700 holders of record of our common shares.

Plan of Distribution

Ladenburg Thalmann & Co. Inc., which we refer to herein as the Placement Agent, has agreed to act as our exclusive Placement Agent in connection with this offering subject to the terms and conditions of the Placement Agent agreement dated ______, 2011. The Placement Agent is not purchasing or selling any units offered by this prospectus nor is it required to arrange the purchase or sale of any specific number or dollar amount of units, but has agreed to use its best efforts to arrange for the sale of all of the units offered hereby. Therefore, we will enter into a purchase agreement directly with investors in connection with this offering and we may not sell the entire amount of units offered pursuant to this prospectus. There can be no assurance that we will sell the entire amount of units pursuant to this prospectus.

Confirmations and definitive prospectuses will be delivered, or otherwise made available, to all purchasers who agree to purchase units, informing the purchasers of the closing date as to such units.  Purchasers will also be informed of the date and manner in which they must transmit the purchase price for their units.

On such closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the units being sold by us on such closing date;
•	we will deliver Series A preferred shares and the warrants being sold on such closing date; and
•	we will pay the Placement Agent, a Placement Agent fee in accordance with the terms of our Placement Agent agreement.

We have agreed to pay the Placement Agent a Placement Agent’s cash fee equal to 7% of the gross proceeds of the offering.  Subject to compliance with FINRA Rule 5110(f)(2)(D), we have also agreed to reimburse the Placement Agent’s expenses up to a maximum of 1.2% of the gross proceeds raised in the offering, but in no event more than $60,000.  The Placement Agent will also receive common shares (the "Placement Agent Shares") equal to 2% of the gross proceeds divided by ~~____~~the conversion price of the Series A preferred shares sold in this Offering and warrants to purchase 2% of the aggregate number of common shares ~~issuable upon conversion of~~underlying the Series A preferred shares ~~and exercise of the warrants~~ sold in this offering.  The Placement Agent warrants are not covered by this prospectus.  The warrants issued to the Placement Agent will be substantially identical to the warrants offered by this prospectus except that the warrants issued to the Placement Agent will have an exercise price per share of 125% of the public offering price, or $___, and the expiration date of such warrants shall be the five year anniversary of the effective date of this offering. Pursuant to FINRA Rule 5110(g), for a period of six months after the issuance date of the Placement Agent Shares and the Placement Agent warrants, neither the Placement Agent Shares, the Placement Agent warrants, nor any warrant shares issued upon exercise of the Placement Agent warrants, shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

(i) (ii)
by operation of law or by reason of reorganization of the Company;
to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

(iii)	if the aggregate amount of our securities held by the Placement Agent or related person do not exceed 1% of the securities being offered;
(iv)
that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)
in addition, the Placement Agent may exercise the Placement Agent warrants if all common shares received upon exercise remain subject to the lock-up restriction set forth above for the remainder of the time period.

The following table shows the per unit and total Placement Agent’s fees we will pay to the Placement Agent in connection with the sale of the shares and warrants offered pursuant to this prospectus assuming the purchase of all of the units offered hereby.

Per unit Placement Agent’s fees	$ -
Maximum offering total	$ -

Because there is no minimum offering amount required as a condition to the closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligations to issue and sell units to the purchasers is subject to the conditions set forth in the securities purchase agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase units is subject to the conditions set forth in the securities purchase agreement as well, which may be waived by the purchaser.

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended or the Securities Act. We may also be required to contribute to payments the Placement Agent may be required to make in respect of such liabilities.

We are offering pursuant to this prospectus up to 5,000 of our units, but there can be no assurance that the offering will be fully subscribed. Accordingly, we may sell substantially less than 5,000 of our units, in which case our net proceeds would be substantially reduced and the total Placement Agent fees may be substantially less than the maximum total set forth above.  The conversion price of the Series A preferred shares and the exercise prices for the warrants will depend upon market conditions and will be determined by our Board of Directors after consulting with our Placement Agent for this offering.

We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent’s fees and expenses, will be approximately $200,000, which includes our registration, legal, accounting and printing costs and various other fees.

The foregoing does not purport to be a complete statement of the terms and conditions of the Placement Agent agreement and the securities purchase agreement.  A copy of the form of securities purchase agreement with the investors is included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” on page 3 of this prospectus.

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the units sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares and warrants by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent:

may not engage in any stabilization activity in connection with our securities; and

may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5,000 6% Series A Convertible Preferred Shares
(and _____ Common Shares underlying the 6% Series A Convertible Preferred Shares)
_____ Warrants
(and _____ Common Shares underlying the Warrants)

____________________________

Prospectus
____________________________

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Lafayette, State of Indiana, on ~~March 14,~~April __, 2011.

BIOANALYTICAL SYSTEMS, INC.

By:	/s/ Michael R. Cox
Michael R. Cox
Vice President-Finance, Chief Financial and Administrative Officer and Treasurer

KNOWN ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Anthony S. Chilton, Ph.D. and Michael R. Cox, and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony S. Chilton, Ph.D.*
Anthony S. Chilton, Ph.D.	President and Chief Executive Officer (principal executive officer)	~~March 14,~~April __, 2011

/s/ Michael R. Cox	Vice President-Finance, Chief Financial and	~~March 14,~~April __, 2011
Michael R. Cox	Administrative Officer and Treasurer (principal financial and accounting officer)

/s/ John B. Landis, Ph.D.*	Director	~~March 14,~~April __, 2011
John B. Landis, Ph.D.

/s/ Larry S. Boulet*	Director	~~March 14,~~April __, 2011
Larry S. Boulet

/s/ David W. Crabb, M.D.*	Director	~~March 14,~~April __, 2011
David W. Crabb, M.D.

/s/ David L. Omachinski*	Director	~~March 14,~~April __, 2011
David L. Omachinski

/s/ A. Charlene Sullivan, Ph.D.*	Director	~~March 14,~~April __, 2011
A. Charlene Sullivan, Ph.D.

*By: /s/ Michael R. Cox
Michael R. Cox, Attorney-in-fact